Exhibit 99.1

NEWS RELEASE

Aurico Sells Its Block of Endeavour Silver Shares

Vancouver, Canada – October 17, 2012 - Endeavour Silver Corp. (TSX: EDR)(NYSE: EXK)(Frankfurt: EJD) announces that Aurico Gold Inc. has sold today its 11% equity stake in Endeavour Silver Corp. (approximately 11 million Endeavour common shares) on an underwritten block trade basis at Cdn$8.60 per share. The selling syndicate was jointly led by CIBC, BMO Capital Markets and Dundee Securities Ltd.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

BRADFORD COOKE
Chief Executive Officer

About Endeavour Silver Corp. - Endeavour Silver is a premier mid-tier silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted seven consecutive years of growing silver production, reserves and resources. The organic expansion programs now underway at Endeavour's three operating silver mines in Mexico combined with its strategic acquisition and exploration programs should facilitate Endeavour's goal to become the next premier senior silver mining company.

Contact Information - For more information, please contact:
Lana McCray, Manager, Corporate Communications
Toll free at 877-685-9775
Tel: (604) 685-9775
Fax: (604) 685-9744
Email: lmccray@edrsilver.com
Website: www.edrsilver.com